P.E
6-3-02

02041073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2002

Apiva Ventures Limited
(SEC File No.: 0-30232
(Translation of registrant's name into English)

3878 West 30th Avenue, Vancouver, B.C. V6S 1X1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apiva Ventures Limited
(Registrant)

Date: June 7, 2002

By: W. Gardiner
(Signature)*

William Gardiner, Chief Executive Officer
*Print name and title of the signing officer under his signature

CRGH

APIVA VENTURES LIMITED
(A Development Stage Company)
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2002 AND 2001

(Unaudited - Prepared by Management)

APIVA VENTURES LIMITED
(A Development Stage Company)
FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

BALANCE SHEETS

	March 31, 2002 $	December 31, 2001 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	129,667	142,397
Marketable securities	-	74,224
Accounts receivable	3,782	2,915
	133,449	219,536
CAPITAL ASSETS	3,582	3,872
	137,031	223,408
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	14,888	20,114
Due to related party	963	-
	15,851	20,114
SHAREHOLDERS' EQUITY		
Share capital		
Authorized		
100,000,000 common shares without par value		
Issued and outstanding		
15,676,619 common shares	14,162,638	14,162,638
Additional paid-in capital	1,193,809	1,193,809
Deficit accumulated during the development stage	(15,235,267)	(15,153,153)
	121,180	203,294
	137,031	223,408

APPROVED BY THE DIRECTORS:

"William Gardiner" Director

"Patrick McGrath" Director

APIVA VENTURES LIMITED
(A Development Stage Company)
STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Months Ended March 31,	
	2002	2001
	$	$
GENERAL AND ADMINISTRATIVE		
Automobile	3,026	3,549
Bank charges	86	140
Depreciation	290	747
Foreign exchange	265	(4,187)
Office and rent	14,009	17,982
Professional fees	20,453	36,635
Shareholder relations	-	3,286
Transfer agent and regulatory fees	985	798
Travel	267	1,303
	39,381	60,253
OPERATING LOSS	39,381	60,253
INTEREST EXPENSE (EARNED), net	51	(2,762)
LOSS (GAIN) ON SALE OF INVESTMENT	42,682	(37,014)
NET LOSS FOR THE PERIOD	(82,114)	(20,477)
DEFICIT, BEGINNING OF PERIOD	(15,153,153)	(14,504,928)
DEFICIT, END OF PERIOD	(15,235,267)	(14,525,405)

APIVA VENTURES LIMITED
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Months Ended March 31,	
	2002	2001
OPERATING ACTIVITIES	$	$
Loss for the period	(82,114)	(20,477)
Items not affecting cash:		
Depreciation	290	747
Loss on sale of investment	42,682	-
Change in non-cash working capital items:		
Accounts receivable	(867)	(346)
Prepaids	-	822
Accounts payable and accrued liabilities	(5,226)	9,955
Due to related party	963	(963)
Cash used in operating activities	(44,272)	(10,262)
INVESTING ACTIVITIES		
Purchase of investment	-	(78,327)
Proceeds on sale of investment	31,542	79,094
Cash provided in investing activities	31,542	767
DECREASE IN CASH	(12,730)	(9,495)
CASH – BEGINNING OF PERIOD	142,397	394,581
CASH - END OF PERIOD	129,667	385,086

APIVA VENTURES LIMITED
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

1. **Accounting Policies:**

Basis of Presentation - These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Apiva Ventures Limited (the "Company") as set out in the audited financial statements for the year ended December 31, 2001. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2001. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. **Share Capital:**

a. Authorized:
100,000,000 common shares without par value

b. Issued and outstanding:

	Number of Shares	Amount	Additional Paid-in Capital
Balance, December 31, 2001	15,676,619	$14,162,638	$1,193,809
Issuance during the period	-	-	-
Balance, March 31, 2002	15,676,619	$14,162,638	$1,193,809

c. Options and warrants:

1,454,500 options were outstanding for the purchase of common shares at prices ranging from US $0.17 to US $0.50 on or before January 15, 2006.

1,100,000 warrants were outstanding for the purchase of common shares at a price of US $0.50 on or before April 16, 2004.

3. **Segmented Information**

The Company operates in Canada and is in the business of seeking opportunities in the technology area as well as searching for resource properties of merit in the mining or oil and gas industries.

4. **Subsequent Events:**

The Company announced on May 21, 2002, that it had entered into an Option and Joint Venture Agreement (the "Agreement") with Bell Coast Capital Corporation, a Canadian public company ("Bell") to acquire 37.5% of Bell's 100% working interest in approximately 240,000 hectares of mineral exploration lands in Mongolia (the "Property"). Subject to the terms of the Agreement, the Company intends to issue 715,000 shares of its common stock and make a payment of up to US $125,000 in cash as total consideration for 37.5% of Bell's 100% working interest in the Property. The Company has paid US $40,000 to date and is required to pay US $30,000 within thirty days of execution of the Agreement and up to an additional US $55,000 within sixty days of execution of the Agreement. In addition, the Company will be responsible for 50% of the ongoing exploration and development costs of the Property.